UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2021

Commission File Number: 001-39519

Vitru Limited

(Exact name of registrant as specified in its charter)

Rodovia José Carlos Daux, 5500, Torre Jurerê A,

2nd floor, Saco Grande, Florianópolis, State of

Santa Catarina, 88032-005, Brazil

+55 (47) 3281-9500

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F       ☒           Form 40-F           ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes          ☐               No           ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes          ☐               No           ☒

TABLE OF CONTENTS

Exhibit No.	Description

99.1	Vitru announces partnership with Smart Fit, the largest network of fitness clubs in Latin America

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vitru Limited.

By:	/s/ Carlos Henrique Boquimpani de Freitas
Name:	Carlos Henrique Boquimpani de Freitas
Title:	Chief Financial Officer

Date: January 27, 2021